Exhibit 4.65

PORTIONS OF THIS AGREEMENT WERE OMITTED AND HAVE BEEN FILED SEPARATELY WITH THE SECRETARY OF THE COMISSION PURSUANT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934; [***] DENOTES OMISSIONS.

BUSINESS TRANSFER AGREEMENT

PANASONIC CORPORATION

TOWERJAZZ PANASONIC SEMICONDUCTOR CO., LTD.

TOWER SEMICONDUCTOR LTD.
(as third party beneficiary)

APRIL 1, 2014
JAPAN

BUSINESS TRANSFER AGREEMENT

This business transfer agreement (this “Agreement”) is made and entered into as of April 1, 2014, 1:00 am Japan time, by and between:

(1)	Panasonic Corporation, a Japanese corporation having its place of business at 1 Kotariyakemachi, Nagaokakyo City, Kyoto, 617-8520, Japan (the “Seller”); and

(2)
TowerJazz Panasonic Semiconductor Co., Ltd., a Japanese corporation having its place of business at 800 Higashiyama, Uozu City, Toyama 937-8585, Japan (the “Purchaser,” together with the Seller, the “Parties” and each a “Party”).

1.            INTERPRETATION

In this Agreement, unless the subject or context otherwise requires:

1.1	The following words and expressions shall have the following meanings:

“Actual Assets Amount” shall have the meaning ascribed thereto in Article 4.1 of this Agreement.

“Agreement” shall have the meaning ascribed thereto in the preamble of this Agreement.

“Arai Site” means the factory site owned by the Seller and is located at Kurihara 4-5-1, Myoko-shi, Niigata.

“Assets” means the assets of the Seller specified in Schedule 1.1(a).

“Business Transfer” means the transfer (jigyo-joto) of the Transferred Business contemplated by this Agreement.

“Closing Date” means April 1, 2014, 1:00am Japan time/March 31, 2014, 7:00pm Israel time, or a date otherwise agreed in writing by the Parties.

“Contracts” means the contracts of the Seller specified in Schedule 1.1(b).

“Corporate Bond” means the corporate bond issued by the Purchaser of which terms and conditions are as set forth in Schedule 1.1(e).

“Employees” mean the Seller’s employees, totaling approximately 1950 employees, engaging in the Transferred Business contemplated to be operated by the Purchaser as set forth in the Joint Venture Formation Agreement, and listed in the Schedule 1.1.(c), which schedule will list: (1) the employees who will work in the Transferred Business and (2) employees who will be working in the Seller’s facilities pursuant to the Outsourcing Agreement to be signed between the Parties hereto, including the names of the employees, department, professional title per division and per fab.

“Estimated Assets Amount” is *** (which is an estimated value amount (book value in JPY under JAPAN-GAAP which the Seller complies with) of the Assets (other than cash) as of March 31, 2014) as detailed in Schedule 1.1(a).

“Excluded Items” means the contracts, debts and assets of the Seller specified in Schedule 1.1(d).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hokuriku Sites” means the Arai Site, the Tonami Site and the Uozu Site.

“Liabilities” shall have the meaning ascribed thereto in Article 2.2(a).

“JPY” means the lawful currency of Japan.

“Joint Venture Formation Agreement” means the joint venture formation agreement dated December 20, 2013 entered into by and between the Seller and Tower Semiconductor Ltd., an Israeli corporation having its principal place of business at Ramat Gavriel Industrial Park, 1 Shaul Amor Avenue, P.O. Box 619, Migdal Haemek 23105, Israel.

“Newly Executed Contracts” means the contracts to be executed between the Purchaser and third parties with respect to certain agreements which the Seller determined would not be transferred to Purchaser as Contracts, and which are listed in Schedule 1.1(f).

“Party” and “Parties” shall have the meanings ascribed thereto in the preamble of this Agreement.

“Purchase Price” means JPY 8.8 billion, representing the value of the Transferred Business as of the Closing Date.

“RDL Site” means re-distributing layer of Arai E, which is the wafer process facilities for 8 inch Si and Cu RDL Process facilities, located at 4-5-1 Kurihara, Myokyo, Niigata Prefecture, Japan.

“Secondment Agreement” means a secondment agreement dated as of the Closing Date between the Parties.

“Seller” shall have the meaning ascribed thereto in the preamble of this Agreement.

“Seller’s Notification” shall have the meaning ascribed thereto in Article 4.1 of this Agreement.

“Shareholders Agreement” shall mean a shareholder agreement dated as of the Closing Date among the Seller, the Purchaser and Tower.

“Tonami Site” means the factory site owned by the Seller and is located at Higashi-Kaihotsu 271, Tonami-shi, Toyama.

“Tower” means Tower Semiconductor Ltd., an Israeli corporation having its place of business at Ramat Gavriel Industrial Park, 1 Shaul Amor Avenue, Migdal Haemek 23105, Israel.

“Transferred Business” means the business of fabrication conducted by the Seller at some buildings of the Hokuriku Sites as of the Closing Date and specified in Schedule 1.1(g), including without limitation applicable Contracts and Assets.

“Uozu Site” means the factory site owned by the Seller and is located at Higashiyama 800, Uozu-shi, Toyama.

1.2
Any reference to a statutory provision shall include such provision and any regulations made in pursuance thereof as from time to time modified or re-enacted whether before or after the date of this Agreement so far as such modification or re-enactment applies or is capable of applying to any transactions entered into prior to completion and (so far as liability thereunder may exist or can arise) shall also include any past statutory provisions or regulations (as from time to time modified or re-enacted) that such provisions or regulations have directly or indirectly replaced;

1.3	References to “Clauses” and the “Schedule” are to clauses of and the Schedule to this Agreement and references to this “Agreement” shall mean this Agreement and the Schedule;

1.4	The headings in this Agreement are for convenience only and shall not affect the interpretation hereof; and

1.5
Unless the context otherwise requires, references to the singular number shall include references to the plural number and vice versa, references to natural persons shall include bodies corporate, and the use of any gender shall include all genders.

2.           AGREEMENT TO TRANSFER THE TRANSFERRED BUSINESS

2.1           Scope of the Transferred Business

Upon the terms and subject to the conditions of this Agreement, the Seller shall sell and the Purchaser shall purchase the Transferred Business as a going concern.

For the avoidance of doubt, the Excluded Items listed in Schedule 1.1(d) are not included in the Transferred Business.

2.2.	Acknowledgement of Liabilities.

(a)           Upon the terms and subject to the conditions of this Agreement, the Purchaser shall, effective at the time of the Closing, assume all liabilities, obligations, contingencies, claims, disputes or damages (the “Liabilities”), performed after the Closing Date that arise from or relate to the Transferred Business; provided, however, that the Purchaser shall not assume or be liable for (i) any such Liabilities of the Seller incurred or accrued prior to the Closing Date or thereafter arising from or relating to the Excluded Items, which shall be borne exclusively by the Seller, (ii) any such Liabilities incurred or accrued by the Transferred Business, in each case prior to the Closing Date, whether known or unknown to the Parties as of the Closing Date, or triggered by the Business Transfer, even if actually paid after the Closing Date, shall be borne by the Seller; (iii) any such Liabilities of the Seller incurred or accrued arising from or relating to (1) the Specified Seconded Employees who are seconded under the Secondment Agremeent B entered into by and between the Parties; and (2) the seconded employees after the Closing Date, who are seconded under the Secondment Agreement C entered into by and between the Parties, all of which shall be borne exclusively by the Seller; and (iv) (a) any termination Liabilities incurred or accrued prior to the Closing Date or (b) any other termination Liabilities agreed to be borne by the Seller in Shareholders Agreement or any of Ancillary Agreements (Liabilities which arise from or relate to the Transferred Business after the Closing Date, excluding the abovementioned liabilities, are hereinafter called the “Assumed Liabilities”).

(b)	The Purchaser shall not assume or be liable for any Liabilities of the Seller other than the Assumed Liabilities.

3.           CLOSING OF BUSINESS TRANSFER

3.1
On or prior to the Closing Date, the Purchaser shall pay the Purchase Price to the Seller by issuing and delivering the Corporate Bond to the Seller, and applicable consumption tax (shohi-zei) by cash.  The Corporate Bond shall be issued as soon as possible following the Closing Date and no later than one week thereafter.

3.2
Upon payment of applicable consumption tax (shohi-zei) by cash, in consideration of the payment of the Purchase Price by the Purchaser, the Seller shall transfer the Transferred Business to the Purchaser on the Closing Date.

3.3
On the Closing Date or promptly thereafter (in case where the business of the Purchaser will not be negatively affected even if the Purchaser does not enter into such Newly Executed Contracts on the Closing Date), the Purchaser shall enter into the Newly Executed Contracts.

4.           POST-CLOSING ADJUSTMENT

4.1	Calculation of the Actual Assets Amount

(a)
By no later than April 10, 2014, the Seller shall provide the final value amount (book value in JPY under JAPAN-GAAP which the Seller complies with) and final quantities of the Assets and reasonable supporting documents (other than cash) as of March 31, 2014 (for WIP, raw materials and spare parts, as of 8:30 AM (Japan Time); (the “Actual Assets Amount”), and shall notify the amount with the reasonable supporting documents to the Purchaser in writing thereof.  The Purchaser shall cooperate in order to enable the Seller to finalize its calculation.

(b)
If the Purchaser agrees on the amount notified by the Seller (the “Notified Assets Amount”), or does not notify any proposal to modify the Notified Assets Amount to the Seller within 10 business days from the receipt of the notification from the Seller (the “Seller’s Notification”), the Notified Assets Amount shall be the Actual Assets Amount.

(c)
If the Purchaser has a proposal to modify the Notified Assets Amount, the Purchaser shall notify the proposal to the Seller in writing within 10 business days from the receipt of the Seller’s Notification, and shall have good faith discussions to determine the amount with the Seller.  If the Parties do not agree on the amount within 30 calendar days from the receipt of the Seller’s Notification, a reputable accounting firm determined by the Parties shall review the Notified Assets Amount and determine the Actual Assets Amount.  The costs and expenses to be paid to the accounting firm shall be equally borne by the Parties.

4.2
If the amount obtained by deducting the Estimated Assets Amount from the Actual Assets Amount is a positive figure, the Purchaser shall pay to the Seller an amount equal to such difference as an increase in consideration for the Transferred Business, within 30 calendar days from the date on which the Actual Assets Amount is determined in accordance with Section 4.1 (b) or (c).

4.3
If the amount obtained by deducting the Estimated Assets Amount from the Actual Assets Amount is a negative figure, the Seller shall pay to the Purchaser an amount equal to such difference as a reduction from the consideration for the Transferred Business, within 30 calendar days from the date on which the Actual Assets Amount is determined in accordance with Section 4.1 (b) or (c).

5.           CONDITIONS PRECEDENT

The obligations of the Seller and the Purchaser to consummate the sale and purchase of the Transferred Business are conditional upon satisfaction of the following conditions as of the Closing Date:

5.1
The Joint Venture Formation Agreement having been entered into between the Seller and Tower and remaining in full force and effect and there is no cause (including any threats thereof) for termination, cancellation or nullification thereof;

5.2
There being no Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Transfer or the transactions contemplated by the Joint Venture Formation Agreement.

6.            COVENANTS

6.1	The Parties shall cooperate and coordinate with each other with respect to the satisfaction of the conditions set forth in Article 4.

6.2
The Seller shall second Employees to the Purchaser from the Closing Date to September 30, 2014 in accordance with the Secondment Agreement, and the Purchaser shall employ the Employees on October 1, 2014 or a date otherwise agreed between the Parties.

6.3
The Seller hereby undertakes to (i) use its best efforts to continue to outsource the Services (as defined in the Outsourcing Agreement) to the Purchaser and not to determine to close any of Panasonic Outsourcing Line (as defined in the Shareholders Agreement) for so long as the Seller is a shareholder of the Purchaser and/or needs to procure the Panasonic Products (Outsourcing) (as defined in the Shareholders Agreement), and (ii) hold good faith discussions with the Purchaser before it determines to close any Panasonic Outsourcing Line and treatment of any possible employment termination of Panasonic Outsourcing Line Employees (as defined in the Shareholders Agreement).

6.4
In addition to Section 7.1, for the first five (5) years from the Closing Date, the Seller shall make its best effort so that the Purchaser can have the benefit of all of the Material Contracts (as defined in the Joint Venture Formation Agreement), including Intellectual Property (as defined in the Joint Venture Formation Agreement) and any rights thereto, and any software licenses for tools, intellectual property licenses and others, which are required, as of the Closing Date, to perform the Transferred Business (as defined in the Joint Venture Formation Agreement).  In the event that, despite such best effort by the Seller, the Purchaser fails to have such benefit due to a reason attributable to the Seller, the Seller shall compensate the Purchaser for any losses arising out of such Purchaser’s failure.  In the event that there is any dispute regarding the cause of the failure between the Parties, the Parties shall have good faith discussions.

6.5
The Purchaser shall use its best efforts to maintain employment of employees engaged in Panasonic Outsourcing Lines (the “Panasonic Outsourcing Line Employees”) by redeployment or any other method in the event of the reduction of production volumes of Panasonic Products (Outsourcing).  The Purchaser shall provide the Seller with prior notification regarding layoffs.  If, in spite of the Purchaser’s and the Seller’s best efforts, the Purchaser decides to reduce the number of the Panasonic Outsourcing Line Employees, the Seller hereby undertakes to hold good faith discussions in advance with the Purchaser about the treatment of such Panasonic Outsourcing Line Employees.  If any Panasonic Outsourcing Line Employees are unilaterally terminated by the Purchaser pursuant to a decision to reduce the number of Panasonic Outsourcing Line Employees, and any such terminated Panasonic Outsourcing Line Employees bring a claim against the Purchaser based on such unilateral termination, the Seller hereby undertakes to hold good faith discussions in advance with the Purchaser about the treatment of such terminated Panasonic Outsourcing Line Employees.  Further, if any such Panasonic Outsourcing Line Employee is reinstated as an employee of the Purchaser, the Seller hereby undertakes to hold good faith discussions in advance with the Purchaser about the treatment of such Panasonic Outsourcing Line Employee.

7.            REPRESENTATIONS AND WARRANTIES

7.1	In accordance with the Joint Venture Formation Agreement, the Seller represents and warrants the following statements are true and correct as of the Closing Date:

(a)
The Seller will assign to the Purchaser or procure for the Purchaser to have the benefit of all the Material Contracts (as defined in the Joint Venture Formation Agreement) and all of the contracts which are required to perform the Transferred Business to the Purchaser with the same or substantially similar terms and conditions as of the Closing Date in accordance with this Agreement and applicable Laws, and ensure that any Liability incurred before the Closing Date will not be transferred to the Purchaser.

(b)
All material Intellectual Property (as defined in the Joint Venture Formation Agreement) and material rights to Intellectual Property necessary to conduct the Transferred Business as currently conducted, are (A) owned by the Seller and will be licensed to the Purchaser as of the Closing in accordance with the Panasonic IP License Agreement (as defined in the Joint Venture Formation Agreement) (with respect to the trade name “Panasonic,” the use thereof shall be limited to the corporate name of the Purchaser), (B) licensed to the Seller and the Seller shall (a) assign or sub-license or otherwise enable the Purchaser to use those such rights licensed to the Seller that do not require third party consent, (b) use its best efforts to either assign, sub-license or otherwise enable the Purchaser to use those such rights that require third party consent to the Purchaser with respect to the Intellectual Properties listed in the Panasonic Disclosure Letter (as defined in the Joint Venture Formation Agreement), and (c) use all its best efforts for the Purchaser to be able to conduct the Transferred Business as currently conducted without using such Intellectual Property or rights; or (C) otherwise in the possession or control of the Seller to the extent necessary to conduct the Transferred Business as currently conducted and as will be conducted following the Closing.

(c)
The Seller has, and at the Closing, the Purchaser will have, full title and ownership of, or has a valid and enforceable license to, all of the Assets and such Assets enable the Seller, and after formation, the Purchaser to carry on the Transferred Business without any conflict with or infringement of the material rights of any third party and free and clear of any Encumbrances other than security interests attached for the Long Term Corporate Bond or the Short Term Corporate Bond.

7.2
The Seller’s representations and warranties in Section 7.1 (the “Seller’s Warranties”) are subject to all matters clearly disclosed, provided or noted (to the extent so disclosed, provided or noted) in the Financial Statements (as defined in the Joint Venture Formation Agreement).

8.            INDEMNIFICATION

8.1
Subject to the limitations set forth in Section 8.2, hereof, the Seller shall indemnify the Purchaser from and against any and all losses to the extent arising out of or resulting from (i) any inaccuracy of any the Seller’s Warranty (the “Seller Warranty Breach”) or (ii) any breach of the Seller’s obligations under this Agreement.

8.2           Limitation of Liability.

(a) Time Limitation for Certain Claims.

The Seller shall not be liable under this Agreement in respect of any claim with respect to the Seller Warranty Breach unless a notice of the claim is given by the Purchaser specifying the matters set forth in Section 8.3 within two (2) years following the Closing Date.

(b) Basket.

No indemnification shall be payable by Seller for any the Seller Warranty Breach unless and until the amount of all losses due to any the Seller Warranty Breach against the Purchaser exceeds 10 million Japanese Yen (¥10,000,000) (the “Basket”); whereupon, subject to Section 8.2(c), indemnification by the Seller shall be payable for all such Losses (including the Basket amount).

(c) Maximum Liability.

The aggregate amount of the liability of the Seller in respect of all claims under this Agreement with respect to the Seller Warranty Breach other than claims resulting from an intentional breach of this Agreement shall not exceed 1 billion Japanese Yen (¥1,000,000,000).

8.3           Claims

(a) Notification of Potential Claims.

If the Purchaser becomes aware of any matter or circumstance that may give rise to a claim against the Seller under this Agreement, then the Purchaser shall as soon as reasonably practicable provide notice in writing to the Seller, setting out the legal and factual basis of the claim including the information available to and known by the Purchaser, as is reasonably necessary to enable the Seller to assess the merits of the claim, to act to preserve evidence and to make such provision as it may consider necessary or useful. Failure to provide such notice will not restrict the Purchaser from making the relevant claims under this Agreement, unless such failure adversely impacted the Seller’s ability to defend itself from such claim.

(b) Notification of Claims under this Agreement.

Notices of claims under this Agreement shall be given promptly by the Purchaser to the Seller within the time limits specified in Section 8.2(a), specifying the legal and factual basis of the claim as provided in Section 8.3(a), and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any losses which are contingent on the occurrence of any future event).

8.4          Avoidance of Duplicate Indemnification

For the avoidance of doubt, the losses indemnified by the Seller hereunder shall be deducted from the amount of indemnification liabilities owed by the Seller under the Joint Venture Formation Agreement, to the extent that these liabilities would constitute double counting.

9.            TERMINATION

9.1
If the transfer of the Transferred Business to the Purchaser is not duly completed by May 15, 2014, either Party may terminate this Agreement by providing written notice to the other Party without incurring any liability to such other Party.

9.2	The Parties may terminate this Agreement by their mutual written consent.

9.3	The following clauses shall survive the termination of this Agreement: Articles 1, 9.3, and 10.1 through 10.4.

10.          MISCELLANEOUS PROVISIONS

10.1        Expenses

Except as specifically provided otherwise in the transaction documents, each Party shall bear its own expenses with respect to the transactions contemplated hereby.

10.2        Amendment

This Agreement may be amended, modified or supplemented only in writing signed by the Parties, subject to the receipt of the written consent of Tower, as a third party beneficiary, to the proposed amendment.  Such written consent of Tower may not be unreasonably withheld.

10.3        Governing Law; Jurisdiction

(a)	This Agreement shall be governed by and construed in accordance with the laws of Japan.

(b)
Any dispute, action or proceeding arising out of or in connection with this Agreement, including any question regarding its existence, validity, binding effect, breach, amendment or termination shall be subject to the non-exclusive jurisdiction of the Tokyo District Court.

10.4         Good-Faith Discussions

For any matter not provided for in this agreement or that is disputed by the Parties, the Parties shall hold good faith discussions and resolve such matter amicably.

IN WITNESS WHEREOF, this Agreement has been duly executed.

SIGNED by [ ] on behalf of Panasonic Corporation

SIGNED by [Name] on behalf of [Name of Purchaser]

SIGNED by [                ]
on behalf of Tower Semiconductor Ltd.

(as third party beneficiary)